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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)
___________

Pioneer Tax Advantaged Balanced Trust
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

72388R101
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(CUSIP Number)

Bulldog Investors General Partnership
Park 80 West, Plaza Two, Suite 750
Saddle Brook, NJ 07663
Tel. (201) 556-0092

With a copy to:

Stephen P. Wink, Esq.
Cahill/Wink LLP
5 Penn Plaza
23rd Floor
New York, NY 10001
(646) 378-2105
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2007
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss. §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 72388R101
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1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Bulldog Investors General Partnership
56-2585535
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2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
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3 SEC Use Only
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4 Source of Funds (See Instructions)
WC
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5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
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6 Citizenship or Place of Organization

New York
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Number of 7 Sole Voting Power 2,368,652
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Shares

Beneficially 8 Shared Voting Power 0
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Owned by

Each 9 Sole Dispositive Power 2,368,652
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Reporting

Person With: 10 Shared Dispositive Power 0
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11 Aggregate Amount Beneficially Owned by Each Reporting Person

2,368,652
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12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13 Percent of Class Represented by Amount in Row (11)

8.3%
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14 Type of Reporting Person (See Instructions)

PN
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        This Amendment No. 1 amends the Schedule 13D filed September 7, 2007 (the “Schedule 13D”), and is filed by Bulldog Investors General Partnership (the “Reporting Person”), with respect to the Common Stock of PBF.  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 1 Security and Issuer

        The class of equity to which this statement relates is the common stock, no par value per share (the “Common Stock”), of Pioneer Tax Advantaged Balanced Trust (“PBF”), which has its principal offices at 60 State Street, Boston, MA 02109.

Item 2 Identity and Background

        The Reporting Person is a New York general partnership whose principal business is investing.  The general partners (the “General Partners”) of the Reporting Person and their states of organization are: Opportunity Partners L.P. (Ohio), Full Value Partners L.P. (Delaware), Opportunity Income Plus Fund L.P. (Delaware), Kimball & Winthrop, Inc. (Ohio), Steady Gain Partners L.P. (Delaware), Mercury Partners L.P. (California), and Calapasas Investment Partners L.P. (California).  Each of the General Partners is a private investment partnership except for Kimball & Winthrop, Inc. (“Kimball & Winthrop”), which is an investment advisory firm.  The principal office address of the Reporting Person and each of the General Partners except Steady Gain Partners L.P., Mercury Partners L.P., and Calapasas Investment Partners L.P. is Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663.  The business addresses of Steady Gain Partners L.P., Mercury Partners L.P. (and its general partner), and Calapasas Investment Partners L.P. (and its general partner) are respectively: 10 Wenwood Drive, Brookville, NY 11545, 2308 Camino Robledo, Carlsbad, CA 92009, and 12237 Sunset Parkway, Los Angeles, CA 90064, (310) 399-1807.

        The general partner of Opportunity Partners L.P. is Kimball & Winthrop, Inc., which is controlled by Phillip Goldstein (president and director) and Steve Samuels (vice president and director).  The general partner of Full Value Partners L.P. is Full Value Advisors L.L.C., a New Jersey limited liability company, which is controlled by Phillip Goldstein, Steve Samuels and Andrew Dakos.  The general partner of Opportunity Income Plus Fund L.P. is SPAR Advisors L.L.C., a New York limited liability company, which is controlled by Phillip Goldstein, Steve Samuels, Andrew Dakos and Rajeev Das.   The business address of Full Value Advisors L.L.C., SPAR Advisors L.L.C., Phillip Goldstein, Steve Samuels, Andrew Dakos and Rajeev Das is Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663.

The general partner of Steady Gain Partners L.P. is BJS LLC, a New York limited liability company, which is controlled by Barry Swidler.

The general partner of Mercury Partners L.P. is GSG Capital Advisors LLC, a California limited liability company, which is controlled by Glenn Goodstein.

The general partner of Calapasas Investment Partners L.P. is Klein, Bogakos and Robertson, Cpas Inc ("KBR"), a California corporation, which is controlled by Jeff Robertson.

        The citizenship, principal business address, present principal occupation or employment, and material occupations, positions, offices or employments (and the principal business and address of any corporation or organization in which such employment is conducted) of each of the above named natural persons (collectively with the entities controlling each General Partner, the “Other Persons”) are as follows:

•    Phillip Goldstein is a U.S. citizen with a business address of  Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663.  Mr. Goldstein is an investment advisor and a principal of the general partner of three investment partnerships in the Bulldog Investors group of funds: Opportunity Partners L.P., Opportunity Income Plus Fund L.P., and Full Value Partners L.P.  He has been a director of the Mexico Income and Equity Fund since 2000, Brantley Capital Corporation since 2001, the Emerging Markets Telecommunications Fund since 2005 and the First Israel Fund since 2005.

•    Steve Samuels is a U.S. citizen with a business address of Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663.  Mr. Samuels is a principal of the general partner of three investment partnerships in the Bulldog Investors group of funds: Opportunity Partners L.P., Opportunity Income Plus Fund L.P., and Full Value Partners L.P.

•   Andrew Dakos is a U.S. citizen with a business address of Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663.  Mr. Dakos is an investment advisor and a principal of the general partner of three investment partnerships in the Bulldog Investors group of funds: Opportunity Partners L.P., Opportunity Income Plus Fund L.P., and Full Value
      Partners L.P. and President of Elmhurst Capital, Inc. an investment advisory firm.  He has been a director of the Mexico Income and Equity Fund since 2001.

•    Rajeev Das is a citizen of India with a business address of Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663.  Mr. Das is the chief financial officer and a senior analyst for Kimball & Winthrop, Inc., the general partner and investment advisor for Opportunity Partners L.P. and is a principal of the general partner and investment advisor to Opportunity Income Plus Fund L.P., an investment partnership in the Bulldog Investors group of funds.  He has been a director of the Mexico Income and Equity Fund since 2001.

•    Barry Swidler is a U.S. citizen with a business address of 301 Norman Avenue, Brooklyn, NY, 11222.  Mr. Swidler is the Managing Member of BJS Management LLC, the
      general partner of Steady Gain Partners, L.P.

•    Glenn Goodstein is a U.S. citizen with a business address of 2308 Camino Robledo, Carlsbad, CA 92009.  Mr. Goodstein is a registered investment advisor and managing member of the general partner of Mercury Partners LP, an investment partnership.  He is a director of Mexico Equity and Income Fund.

•    Jeff Robertson is a U.S. citizen with a business address of 12237 Sunset Parkway, Los Angeles, Ca  90064.  Mr. Robertson is the managing partner of KBR, the general partner of Calapasas Investment Partners LP.

During the past five years none of the Reporting Person or Other Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the past five years, none of the Reporting Person or Other Persons was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, except as follows:  In January 2007, the Massachusetts Securities Division filed a complaint against the Reporting Person and a number of affiliated entities and individuals (“Defendants”).  The allegations stem from a website controlled by affiliates of the Reporting Person and material sent via email to an individual requesting information on such website.  The Massachusetts Securities Division alleges that the provision of information on the website and via email constitutes an unregistered public offering of securities in violation of Massachusetts law.  The Defendants have answered these allegations and asserted that they have not violated Massachusetts law because they have not solicited investors over their website or via email and that the materials provided on their website and via email do not constitute a public offering and, in any event, are protected speech under the First Amendment.  The Defendants have also sued the Massachusetts Securities Division in Massachusetts Superior Court alleging violation of their First Amendment rights and have requested an injunction to prevent the Massachusetts Securities Division from pursuing enforcement proceedings against the Defendants.  On July 25, 2007, the presiding officer of the Massachusetts Securities Division ruled that BIGP violated the securities laws by furnishing information about BIGP to a non-accredited investor via the website and email.  On October 17, 2007, the Acting Director of the Massachusetts Securities Division issued a final order adopting the presiding officer’s recommended findings of fact and conclusions of law.  The case will now be heard by the Massachusetts Superior Court.

        No single partner, person or entity controls the Reporting Person within the meaning of section 2(a)(9) of the Investment Company Act of 1940, as amended.  The General Partners have agreed that no substantive or material action may be taken by the Reporting Person without the unanimous approval of the General Partners and each General Partner has an equal vote with regard to all such actions.  Phillip Goldstein and Andrew Dakos have been delegated as agents of the Reporting Person to purchase, sell and vote securities on behalf of the Reporting Person.

Item 3 Source and Amount of Funds or Other Consideration

The Reporting Person or its constituent partners acquired the 706,650 additional shares of Common Stock reported on this Amendment No. 1 with its/their investment capital.  Such shares were acquired for total consideration of approximately $10,127,569 in open market transactions as listed in Item 5 below.  Such amount includes commissions incurred in making the investments.  Shares acquired by the constituent partners were subsequently contributed to the Reporting Person.

Item 4 Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes.  The Reporting Person reviews on a continuing basis the investment in PBF. Based on such review and depending on the price and availability of PBF’s securities, the Reporting Person and its affiliates may acquire, or cause to be acquired, additional securities of PBF, in the open market or otherwise, dispose of, or cause to be disposed of, securities of PBF, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding PBF or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, its affiliates, PBF’s business, financial condition and operating results, general market and industry conditions or other factors.

On August 17, 2007, one of the General Partners, Full Value Partners L.P. submitted a shareholder proposal for inclusion in PBF’s proxy statement for the next annual meeting of shareholders (see Exhibit 2 filed with the Schedule 13D filed on September 7, 2007).

As part of the ongoing evaluation of this investment and investment alternatives, the Reporting Person and its affiliates may consider any or all of the following: (a) the acquisition by any person of additional securities of PBF, or the disposition of securities of PBF; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving PBF or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of PBF or any of its subsidiaries; (d) any change in the present board of trustees or management of PBF, including any plans or proposals to change the number or term of trustees or to fill any existing vacancies on the board of trustees; (e) any material change in the present capitalization or dividend policy of PBF; (f) any other material change in PBF’s business or corporate structure; (g) changes in PBF’s charter or bylaws or other actions which may impede the acquisition of control of PBF by any person; (h) causing a class of securities of PBF to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of PBF to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

In addition, from time to time, the Reporting Person and its affiliates may hold discussions with PBF regarding the matters described in subparagraphs (a) through (j) above, as well as in the letters and shareholder proposal described above.

Item 5 Interest in Securities of the Issuer

(a)-(b)  The responses of the Reporting Person to Rows (11) through (13) of the cover pages of this Amendment No. 1 are incorporated herein by reference.  As of October 30, 2007, the Reporting Person is the beneficial owner of an aggregate of 2,368,652 shares of Common Stock.  Such shares constitute approximately 8.3% of the issued and outstanding shares of the Common Stock (based upon the 28,706,981 shares of the Common Stock stated to be issued and outstanding by PBF in its latest Form N-CSR which was filed on July 30, 2007).  The Reporting Person has the sole power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares.  Mr. Phillip Goldstein and Mr. Andrew Dakos have been delegated as agents of the Reporting Person to purchase, sell and vote securities on behalf of the Reporting Person.

As of October 30, 2007, Phillip Goldstein and his wife jointly beneficially own 62,700 shares of common stock.  Each of Mr. Goldstein and his wife has the sole power to vote or direct the vote of such shares or to dispose or direct the disposition of the shares of Common Stock owned by them.  As of October 30, 2007, Mr. Goldstein also manages the accounts of various other family members and friends that beneficially own, in the aggregate, 30,200 Shares, with each such person having the sole power to vote or direct the vote of the shares beneficially owned by such person.  Mr. Goldstein has the power to dispose or direct the disposition of such Shares.  Collectively, such shares owned or managed by Mr. Goldstein constitute less than 1% of the issued and outstanding shares of the Common Stock (based upon the 28,706,981 shares of the Common Stock stated to be issued and outstanding by PBF in its latest Form N-CSR which was filed on July 30, 2007).

As of October 30, 2007, Kimball & Winthrop manage discretionary accounts of third parties which contain, in the aggregate, 34,200 shares of Common Stock, which constitute less than 1% of the issued and outstanding shares of the Common Stock (based upon the 28,706,981 shares of the Common Stock stated to be issued and outstanding by PBF in its latest Form N-CSR which was filed on July 30, 2007).  Kimball & Winthrop has no power to vote or direct the vote of such shares of Common Stock but has the sole power to dispose or direct the disposition of such shares.

As of October 30, 2007, Rajeev Das is the beneficial owner of an aggregate of 205 shares of Common Stock.  Such shares constitute less than 1% of the issued and outstanding shares of the Common Stock (based upon the 28,706,981 shares of the Common Stock stated to be issued and outstanding by PBF in its latest Form N-CSR which was filed on July 30, 2007).  Mr. Das has the sole power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares.

(c)  During the past 60 days, the Reporting Person, its constituent partners and the persons named above have made the following purchases and sales of Common Stock on the open market (each of which were effected by such person):

Party	Transaction Type	Number of Shares Purchased /Sold	Price Per Share	Transaction Date
Kimball & Winthrop, Inc.	Purchase	5,000	$14.23	9/12/2007
Kimball & Winthrop, Inc.	Purchase	1,100	$14.23	9/12/2007
Opportunity Partners LP	Purchase	66,000	$14.20	9/13/2007
Calapasas Investment Partners LP	Purchase	19,600	$14.20	9/13/2007
Opportunity Income Plus Fund LP	Purchase	9,500	$14.20	9/13/2007
Mercury Partners LP	Purchase	19,600	$14.20	9/13/2007
Steady Gain Partners LP	Purchase	17,000	$14.20	9/13/2007
Full Value Partners LP	Purchase	93,000	$14.20	9/13/2007
Kimball & Winthrop, Inc.	Purchase	3,000	$14.11	9/14/2007
Opportunity Partners LP	Purchase	4,000	$14.10	9/14/2007
Calapasas Investment Partners LP	Purchase	1,200	$14.10	9/14/2007
Opportunity Income Plus Fund LP	Purchase	1,200	$14.10	9/14/2007
Mercury Partners LP	Purchase	1,200	$14.10	9/14/2007
Steady Gain Partners LP	Purchase	1,000	$14.10	9/14/2007
Full Value Partners LP	Purchase	5,500	$14.10	9/14/2007
Opportunity Partners LP	Purchase	2,400	$14.19	9/19/2007
Calapasas Investment Partners LP	Purchase	760	$14.19	9/19/2007
Opportunity Income Plus Fund LP	Purchase	500	$14.19	9/19/2007
Mercury Partners LP	Purchase	760	$14.19	9/19/2007
Steady Gain Partners LP	Purchase	680	$14.19	9/19/2007
Full Value Partners LP	Purchase	3,600	$14.19	9/19/2007
Opportunity Partners LP	Purchase	1,500	$14.18	9/25/2007
Calapasas Investment Partners LP	Purchase	450	$14.18	9/25/2007
Mercury Partners LP	Purchase	450	$14.18	9/25/2007
Steady Gain Partners LP	Purchase	500	$14.18	9/25/2007
Full Value Partners LP	Purchase	2,100	$14.18	9/25/2007
Opportunity Partners LP	Purchase	2,500	$14.23	9/26/2007
Calapasas Investment Partners LP	Purchase	750	$14.23	9/26/2007
Steady Gain Partners LP	Purchase	650	$14.23	9/26/2007
Full Value Partners LP	Purchase	80,000	$14.29	9/27/2007
Opportunity Partners LP	Purchase	2,400	$14.39	10/2/2007
Opportunity Income Plus Fund LP	Purchase	700	$14.39	10/2/2007
Mercury Partners LP	Purchase	729	$14.39	10/2/2007
Steady Gain Partners LP	Purchase	700	$14.39	10/2/2007
Kimball & Winthrop, Inc.	Purchase	300	$14.31	10/3/2007
Opportunity Income Plus Fund LP	Purchase	3,100	$14.45	10/5/2007
Opportunity Partners LP	Purchase	2,500	$14.47	10/9/2007
Calapasas Investment Partners LP	Purchase	800	$14.47	10/9/2007
Opportunity Income Plus Fund LP	Purchase	600	$14.47	10/9/2007
Mercury Partners LP	Purchase	700	$14.47	10/9/2007
Steady Gain Partners LP	Purchase	700	$14.47	10/9/2007
Full Value Partners LP	Purchase	3,600	$14.47	10/9/2007
Opportunity Partners LP	Purchase	30,000	$14.49	10/10/2007
Calapasas Investment Partners LP	Purchase	8,800	$14.49	10/10/2007
Opportunity Income Plus Fund LP	Purchase	8,600	$14.49	10/10/2007
Mercury Partners LP	Purchase	8,800	$14.49	10/10/2007
Steady Gain Partners LP	Purchase	7,600	$14.49	10/10/2007
Full Value Partners LP	Purchase	41,000	$14.49	10/10/2007
Opportunity Partners LP	Purchase	4,700	$14.30	10/12/2007
Calapasas Investment Partners LP	Purchase	1,450	$14.30	10/12/2007
Opportunity Income Plus Fund LP	Purchase	900	$14.30	10/12/2007
Mercury Partners LP	Purchase	1,450	$14.30	10/12/2007
Steady Gain Partners LP	Purchase	1,356	$14.30	10/12/2007
Full Value Partners LP	Purchase	6,900	$14.30	10/12/2007
Steady Gain Partners LP	Purchase	1,165	$14.32	10/16/2007
Reporting Person	Purchase	281,000	$14.38	10/16/2007
Reporting Person	Purchase	18,800	$14.29	10/22/2007
Kimball & Winthrop, Inc.	Purchase	1,000	$14.27	10/22/2007
Kimball & Winthrop, Inc.	Purchase	2,000	$14.27	10/22/2007
Reporting Person	Purchase	24,700	$14.30	10/23/2007
Reporting Person	Purchase	52,200	$14.24	10/25/2007
Reporting Person	Purchase	33,100	$14.35	10/26/2007

(d) The Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2007

BULLDOG INVESTORS GENERAL PARTNERSHIP

By: KIMBALL & WINTHROP, INC., general partner

By: /s/ Phillip Goldstein

Name: Phillip Goldstein
Title: President